

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

November 9, 2011

<u>Via E-mail</u>
Mr. Osvaldo Burgos Schirmer
Chief Financial Officer
Gerdau S.A.
Av. Farrapos 1811
Porto Alegre, Rio Grande do Sul
Brazil CEP 90220-005

> **RE:** **Gerdau S.A.**
> **Form 20-F for the Year Ended December 31, 2010**
> **Filed June 02, 2011**
> **File No. 1-14878**

Dear Mr. Schirmer:

We have reviewed your response letter dated October 24, 2011 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

<u>Form 20-F for the Year Ended December 31, 2010</u>

<u>History, page 19</u>

<u>Note 31 — Subsequent Events, page F-88</u>

1. We note your response to comment two of our letter dated September 26, 2011, in which you provided the materials related to your coal reserve estimates supplementally. In future filings, provide a table of your coal reserves disclosing the proven and probable reserves separately, as defined in Industry Guide 7, for each mine without resource disclosure. In particular, provide a brief discussion of:

    •   The coal beds of interest, including minable coal thickness.

    •   The description and capacities of the mine, mining equipment used and other infrastructure facilities present.

    •   A list of your coal processing and/or handling facilities.

- The road, barge and/or railroad access to each of your properties.

- The present condition of the mine.

- Material events of interest concerning the mine, adverse or otherwise within the last three years.

- Any mine expansions, contractions or decommissioning within the last three years.

- Any planned expansions or reductions in mining.

- Any joint ownership.

- Any use of mining contractors.

- Disclose if the coal is steam or metallurgical, if it is leased or owned, and what is the Btu per pound and sulfur content. Do not report Btu content as "dry," but include natural moisture in the calculation.

- If coal is reported as tonnes in the ground, disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses have or have not been reflected in the total recoverable reserves. In either case, with a footnote clearly disclose if the reserves reported are "in the ground" or "recoverable."

- Provide totals to the table where appropriate

2. We note your response to comment three of our letter dated September 26, 2011 in which you provided us supplementally the information related to your annual production and coal pricing. In future filings, please include this information with your annual filing.

Memorandum and Articles of Association, page 96

3. We note your response to comment 15 of our letter dated September 26, 2011. We further note that the draft disclosure provided does not clearly disclose the information required by Item 10.B. of Form 20-F. For example, we note your disclosure that "[c]hanges to the rights assured by the bylaws require amendments to the bylaws, which must be resolved on by the Extraordinary Shareholders' Meeting. This provision equals to the provision set forth in Law." It is unclear from this disclosure what action is necessary to change the rights of shareholders, as required by Item 10.B.4. In addition, your draft disclosure includes multiple references to your By-laws and other governing laws and statutes so that investors would have to consult other documents to obtain the required disclosure. For example, we note your disclosure that "preferred shares do not give their holders the right to vote, except when said rights are guaranteed by Federal Law 6,404/76," and "shareholders' meetings are called in accordance with the provisions

set forth in Article 124 of Law 6,404/76." In future filings, please include disclosure that clearly and concisely discloses the information required by Item 10.B. of Form 20-F.

Note 31 — Subsequent Events, page F-88

4.   We note your response to comment 19 of our letter dated September 26, 2011 in which you provided us supplementally the information related to your iron ore reserves and that in future filings you will not include any resource disclosure with your annual filings. You may disclose the sum of your measured and indicated resources as mineralized material. Mineralized material is a mineralized body, which has been delineated by appropriate drilling and/or underground sampling to establish continuity and support an estimate of tonnage and an average grade of the selected metals. Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit costs, grade, recoveries, and other factors concludes economic and legal feasibility. Mineralized material should only be reported as an "in place" tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper as these can be confused with reserves. Note that "mineralized material" does not include material reported as reserves and volumes and grades estimated by using geologic inference, which are sometimes classed as "inferred" or "possible" by some evaluators.

•   Remove the terms "measured," "indicated," inferred" "mineral resource," "mineral resource base," "drill indicated," "geological resources" and associated estimates from your future filings.

•   If the quantities associated with the above terms meet the requirements of mineralized material, disclose the estimates as "mineralized material."

•   Please do not disclose estimates based on geologic inference, such as "inferred" or "possible/potential" resources.

•   Please be advised potential resources are not recognized by the JORC code.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact George K. Schuler, Mining Engineer at (202) 551-3718 if you have questions regarding the engineering comments. Please contact Erin Jaskot, Staff Attorney, at (202) 551-3442, or me at (202) 551-3397, if you have any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Ross Kaufman, Esq. (*via E-mail*)
       Greenberg Traurig, LLP